

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 10, 2007

Mr. Robert G. Lewis
Chief Financial Officer
Rubicon Minerals Corporation
1540-800 West Pender Street,
Vancouver, British Columbia, Canada V6C 2V6

   Re: **Rubicon Minerals Corporation**
     Form 40-F for the fiscal year ended December 31, 2006
     Filed April 2, 2007
     File No. 1-32292

Dear Mr. Lewis:

We have reviewed your Form 40-F for the fiscal year ended December 31, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Year Ended December 31, 2006

Financial Statements, Exhibit 99.2

Consolidated Statements of Mineral Property Costs

1.   We note in your statement of mineral property costs relating to the Newfoundland
        gold properties the column showing "write-off, recovery or sold 2006" sums to
        $8,755,382. However, the schedule in Note 2 showing Newfoundland properties
        transferred to Paragon Minerals Corporation shows $6,979,704. Please reconcile
        these two amounts.

Note 2 – Re-organization

2.   We note that on December 8, 2006, you completed a corporate restructuring
        which had the result of dividing your assets into three separate public companies.
        You explain that because there was no substantive ownership change, the
        transfers were recorded at their carrying values, except that warrant and option
        rights and related compensation were recorded at current fair values. Tell us why
        the warrants and options were recorded at fair value; indicate the extent to which
        these were newly, rather than previously issued.

        We also note that you have recorded a receivable for warrants/options as
        investment retained in companies spun off of $2.1 million as of December 31,
        2006. Please explain how the restructuring resulted in you recording this asset;
        include details sufficient to understand the future benefit.

Note 6 – Other Investments

3.   We note that you exchanged 7.9 million shares of Toquima Minerals Inc. with a
        carrying value of $1.1 million for 4.3 million shares of Carlin Gold and 3.6
        million shares of Constantine Metal Resources in July 2006. Please discuss
        where the Toquima Minerals Inc. investment was recorded in your financial
        statements at December 31, 2005.

Note 14 – Differences between Canadian and US GAAP

4.   Please explain the reasons for the US GAAP adjustments you have made for
        warrants and options spun off; cite the guidance you are relying upon to account
        for this transaction.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief